BAKER STREET CAPITAL MANAGEMENT

12400 WILSHIRE BLVD, STE 940, LOS ANGELES, CA 90025

October 16, 2014

VIA ELECTRONIC DELIVERY & OVERNIGHT MAIL

The Board of Directors
Swift Energy Company
16825 Northchase Drive, Suite 400
Houston, Texas 77060

Dear Members of the Board,

Baker Street Capital Management, LLC, together with its affiliates ("Baker Street"), is one of the largest shareholders of Swift Energy Company ("Swift" or the "Company"), with ownership of 9.99% of the Company's common shares. **We believe that the market price of Swift shares fails to reflect the intrinsic value of the Company's assets, which we estimate to be over $15 per share**.

In our view, Swift suffers from this material valuation discount largely due to the market's loss of confidence in the Company's current leadership. The accumulated debt from poor capital allocation policies, lagging operational execution and a reckless lack of an effective commodity hedging program demonstrate that Swift is suffering this overhang as a result of entirely self-inflicted wounds. In light of this long-term underperformance, we are alarmed by the degree to which the Board has allowed these glaring and destructive issues to persist.

Swift now requires a drastic change in strategic direction towards a sensible plan of extracting value from existing assets and thoroughly evaluating strategic alternatives both for individual assets and the entire Company. We believe the implementation of a more prudent strategic plan focused on unlocking shareholder value while improving operational performance must be overseen by a Board which includes meaningful new shareholder representation in light of the following major issues that the current Board has failed to address:

Dramatic Stock Underperformance

Swift's stock price has dramatically underperformed both the Oil & Gas sector and the broader market index over the last 1, 3, and 5-year periods.

	Share Price Performance (10/15/2014)		
	1 Year	**3 Year**	**5 Year**
S&P 500 (SPY)	10.5%	61.8%	89.5%
SPDR S&P Oil & Gas E&P (XOP)	(19.6%)	14.8%	38.5%
Swift Energy	**(31.3%)**	**(68.0%)**	**(64.2%)**
Underperformance vs. S&P	*(41.8%)*	*(129.9%)*	*(153.6%)*
Underperformance vs. XOP	*(11.7%)*	*(82.9%)*	*(102.7%)*

BAKER STREET CAPITAL MANAGEMENT, LLC   12400 WILSHIRE BLVD, STE 940, LOS ANGELES, CA 90025
T: (310) 246-0345 // Email: info@bakerstreetcapital.com

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Swift's stock price is lower today than it was 20 years ago despite a 4x increase in oil prices during that same period. **Put simply, the leadership of Swift has failed to create shareholder value over the long term**.

Poor Capital Allocation and Operational Performance

Success in the Oil & Gas industry requires a tremendous amount of capital allocation discipline and adherence to strict cost controls. For years, Swift has imprudently outspent its cash flow by financing drilling with increased debt only to generate poor returns on those investments and destroy substantial shareholder value. This has damaged the Company's balance sheet and left Swift extremely vulnerable to energy price declines, which will only be exacerbated in the current environment. At the end of 2011, the Company had under $500 million of net debt but allowed that number to reach almost $1.2 billion in Q2 of 2014, borrowing which largely financed poorly executed wells drilled at higher costs than peers. Alarmingly, Swift heavily leveraged its balance sheet without protecting the Company through either hedging the price of its future oil sales or increasing production commensurately with the cost of its drilling program. The recent $74 million write down of Artesia is only one worrisome example of poor capital allocation by current leadership.

Loss of Credibility with the Market

Poor capital allocation, chronic stock underperformance and a progressively weaker balance sheet have all contributed to a marked loss of confidence in Swift's leadership by the public markets. Management has consistently over-promised and under-delivered. One need only look at the profoundly disappointing operational performance to understand why analysts and investors have seemingly lost faith in the Company. **This loss of credibility is evidenced by the fact that Swift trades at approximately 1/3 of its tangible book value and at one of the largest discounts to stated PV-10 in the Oil & Gas sector**. With Swift shares trading at an extreme discount to fair value, the market is effectively expressing the view that the Company's assets are worth more separately than they are in the hands of Swift leadership. The confluence of these serious issues belies the inability or disinterest of the Board to properly oversee the business and hold management accountable for their role in this perennial underperformance.

Poor Corporate Governance

We cannot help but wonder how much of the Board's apathetical response to the massive loss of shareholder wealth is due to a poor corporate governance culture. It is not surprising that an ownership mentality and a focus on per-share value creation is absent given the minimal stock holdings of the current independent directors. According to Company filings, all non-executive directors collectively own only approximately 0.6% of the outstanding stock of the Company, yet received over $1 million in compensation in 2013. Furthermore, this Board has isolated itself from an annual ratification of their performance through a classified board structure. The result, in our view, has been a Board governed by inertia or indifference, rather than a Board actively focused on creating shareholder value. Given the directors' de minimis ownership in the Company, we seriously question their incentives to actively and intelligently steward shareholder capital. Owner-oriented boards, on the other hand, are rigorously focused on maximizing the per-share value of the Company while protecting shareholders by holding management accountable for their performance.

We feel strongly that the Board requires a fresh and independent perspective given that the average tenure of current directors exceeds 13 years and there has been no proactive change to the Board since 2006 despite the Company's underperformance. Leading proxy advisory firm, Institutional

BAKER STREET CAPITAL MANAGEMENT, LLC   12400 WILSHIRE BLVD, STE 940, LOS ANGELES, CA 90025
T: (310) 246-0345 // Email: info@bakerstreetcapital.com

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Shareholder Services (ISS), considers tenures over 9 years as placing a director's independence in question. If unduly long tenures and minimal ownership are not enough to skew the balance in favor of management over shareholders, the two most senior executives are also members of the Board and the Chairman and CEO roles are both held by the son of the Company's founder. It is not, therefore, surprising to us that despite the tremendous destruction of shareholder value over a long period of time, the Board has not held management accountable. Instead, the CEO has been excessively rewarded with multi-million dollar compensation every year despite his failure to create shareholder value under his stewardship.

We believe the Company should immediately take the following steps:

(1) **Add shareholder representation on the Board.** In our view, it is paramount to have ownership oriented voices in the boardroom to ensure a strong and immediate focus on shareholder value creation. Effective oversight and a culture of accountability can only be instilled by adding fresh and independent perspectives to the Board. Shareholder representation on the Board should be significant, with at least three new directors joining immediately to ensure real, substantive change to the seemingly apathetic attitude of the current Board.

(2) **Focus on shareholder value above all other considerations by: (a) ceasing all acreage acquisitions until Swift's financial position and operational performance have been effectively addressed and (b) evaluating low risk strategies to improve shareholder value.** It is reckless to further burden the balance sheet by incurring additional debt to fund more acreage acquisitions when Swift has years of future drilling inventory which requires improved operational execution. We simply cannot afford more of the same bad practices. <u>Swift must fix what it owns and address the crisis of confidence in the current leadership team's ability to properly allocate capital and generate returns on investments</u>. This strategic change of direction must be coupled with a plan to quickly identify and capitalize on low risk opportunities to unlock value with the input of new owner oriented directors. Among the pertinent areas of focus should be the evaluation of an effective commodity hedging strategy and implementation of significantly improved cost controls.

(3) **Thoughtfully evaluate strategic alternatives.** <u>We believe Swift can significantly benefit from strategic divestitures of producing assets to potential acquirers with a lower cost of capital, where the Company has a limited ability to add future value.</u> We believe there are currently producing properties that can deliver significant value if sold into master limited partnerships, royalty trusts, or similar structures. Such asset sales could meaningfully reduce risk for shareholders by significantly improving Swift's balance sheet and removing an overhang which continues to plague the Company. **<u>We also believe that Swift should immediately hire a top tier investment bank (with oversight from the newly appointed directors) to evaluate strategic alternatives for the entire Company, as part of a rigorous process to unlock value.</u>**

The market perceives deep fundamental issues with Swift's flawed strategic direction, long-term operating underperformance and weak governance culture. This disconnect is not caused by either a lack of "pure play" exposure or a lack of drilling inventory, both of which are superficial issues that the Company cites as key problems. There is justified skepticism that the same cast of characters that has overseen enormous value destruction has the ability to lead the required value creation process. A thorough effort, inclusive of new owner-oriented directors, must be made to urgently address these concerns and restore confidence in the Company's prospects

BAKER STREET CAPITAL MANAGEMENT, LLC   12400 WILSHIRE BLVD, STE 940, LOS ANGELES, CA 90025
T: (310) 246-0345 // Email: info@bakerstreetcapital.com

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We believe that there is very broad shareholder support for our ideas, and hope that the Board fully understands our determination to see value delivered to shareholders, who are the true owners of the Company. As one of the largest shareholders, we are deeply cognizant of our right, and responsibility, to step in where shareholder value is consistently destroyed on such scale. We are hoping for a thoughtful and productive engagement with Swift's Board and management to address the serious issues and proposed actions we have outlined. However, we are resolved to actively seek to improve Swift and are prepared to take further steps to protect the value of our investment in the Company should we perceive that the Board is not addressing these critical matters in a timely fashion.

Sincerely,



Vadim Perelman
Managing Member
Baker Street Capital Management, LLC

cc: Steve Wolosky, Esq., Olshan Frome Wolosky LLP

BAKER STREET CAPITAL MANAGEMENT, LLC   12400 WILSHIRE BLVD, STE 940, LOS ANGELES, CA 90025
T: (310) 246-0345 // Email: info@bakerstreetcapital.com

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